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                                                                      EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

SouthFirst Bancshares, Inc.
Computation of Per Share Earnings (Loss)

                                                    Year Ended September 30,
                                        --------------------------------------------------
                                           1997                  1996                1995
                                        ---------             ---------          ---------
Weighted average outstanding shares.      795,479              810,997             520,740

Net income (loss)...................     $495,499             $(16,656)          $ 611,385
                                         --------             --------           ---------
Net income (loss) per common share..     $   0.62             $  (0.02)          $    1.17
                                         ========             ========           =========